SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549



                               FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended  December 31, 1996

                                  OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

                     Commission file number 1-5471

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  GLOBAL MARINE SAVINGS INCENTIVE PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           GLOBAL MARINE INC.
                        777 N. Eldridge Parkway
                      Houston, Texas  77079-4493

               GLOBAL MARINE SAVINGS INCENTIVE PLAN

         FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
              WITH REPORT OF INDEPENDENT ACCOUNTANTS

              As of December 31, 1996 and 1995, and
               for the Year Ended December 31, 1996

               GLOBAL MARINE SAVINGS INCENTIVE PLAN

         FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                       TABLE OF CONTENTS




                                                                          Page

Report of Independent Accountants                                            2


Financial Statements:



     Statement of Net Assets Available For Benefits, with Fund
      Information, as December 31, 1996 and 1995                             3



     Statement of Changes In Net Assets Available For Benefits, with
      Fund Information, for the Year Ended December 31, 1996                 4



     Notes to Financial Statements                                           5


Supplemental Schedules:


     Item 27a - Schedule of Assets Held For Investment Purposes as of
      December 31, 1996                                                     11


     Item 27d - Schedule of Reportable Transactions
      for the Year Ended December 31, 1996                                  12



All other schedules are omitted because they are not applicable.

                REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrator of the
   Global Marine Savings Incentive Plan:


We have audited the accompanying statement of net assets available for benefits of the Global Marine Savings Incentive Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the management of Global Marine Corporate Services Inc. (the Plan sponsor). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic Plan financial statements taken as a whole. The supplemental schedules identified in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Coopers & Lybrand L.L.P.

Houston, Texas
June 25, 1997



                 GLOBAL MARINE SAVINGS INCENTIVE PLAN
    Statement of Net Assets Available For Benefits, with Fund Information

                                                 Participant Directed
                   -----------------------------------------------------------------------------------------------------

                   Retirement
                     Money     Managed  Intermediate Equity-                Blue Chip    Asset        GMI    Participant
                     Market     Income      Bond      Income     Magellan      Growth    Manager      Stock      Loans    Total
                     ------      ------      ----      ------     --------      ------    -------      -----      -----    -----
<s
December 31, 1996:
Assets:
 Investments, at
  fair value      $1,973,590  $1,953,006  $141,955  $4,528,393  $7,713,178  $1,553,838  $311,949  $8,770,143  $960,669  $27,906,721
                  ----------  ----------  --------  ----------  ----------  ----------  --------  ----------  --------  -----------

Net Assets
 Available for
   Benefits       $1,973,590  $1,953,006  $141,955  $4,528,393  $7,713,178  $1,553,838  $311,949  $8,770,143  $960,669  $27,906,721
                  ==========  ==========  ========  ==========  ==========  ==========  ========  ==========  ========  ===========




                                                    Participant Directed
                 --------------------------------------------------------------------------------------------------

                 Retirement
                   Money     Managed Intermediate  Equity-               Blue Chip   Asset       GMI    Participant
                   Market     Income     Bond      Income    Magellan     Growth   Manager     Stock       Loans      Total
                   ------     ------     ----      ------    --------     ------   -------     -----       -----      -----

December 31, 1995:
Assets:
 Investments, at
  fair value     $1,954,799  $2,033,421  $89,107 $3,033,088 $7,916,748  $924,604  $146,509  $2,580,320  $426,278  $19,104,874

Liabilities:
 Distributions
  payable            19,586      19,012    1,887     34,600    103,755    16,264     2,118      32,346        -       229,568
                 ----------  ----------  ------- ---------- ----------  --------  --------  ----------  --------  -----------


Net Assets
 Available
  for Benefits   $1,935,213  $2,014,409  $87,220 $2,998,488 $7,812,993  $908,340  $144,391  $2,547,974  $426,278  $18,875,306
                 ==========  ==========  ======= ========== ==========  ========  ========  ==========  ========  ===========





                            The accompanying notes are an
                     integral part of the financial statements.


                        GLOBAL MARINE SAVINGS INCENTIVE PLAN
         Statement of Changes In Net Assets Available For Benefits, with
             Fund Information for the Year Ended December 31, 1996

                                                   Participant Directed
                  -------------------------------------------------------------------------------------------------------
                  Retirement
                    Money       Managed  Intermediate  Equity-                 Blue Chip   Asset       GMI    Participant
                    Market      Income       Bond      Income     Magellan      Growth    Manager     Stock      Loans         Total
                    ------      ------       ----      ------     --------      ------    -------     -----      -----         -----

Additions:

 Employer
  contributions   $   88,572  $   71,942   $ 13,058  $  137,479  $  284,025  $   78,693  $ 12,444  $  108,732            $   794,945

 Employee
  contributions      249,144     230,189     56,821     610,598     907,820     312,616    53,931     386,791              2,807,910

 Transfers in        503,587     240,191     51,338     790,638     323,421     354,896   151,166   1,887,692  $735,086    5,038,015

 Interest income     103,276           -          -           -           -           -         -           -    58,631      161,907

 Dividend income           -     112,274      7,263     269,035   1,255,765      94,215    22,556           -         -    1,761,108

 Net appreciation          -           -          -     461,028           -      82,738     8,440   4,290,775         -    4,842,981
                  ----------  ----------   --------  ----------  ----------  ----------  --------  ----------  --------  -----------

  Total additions    944,579     654,596    128,480   2,268,778   2,771,031     923,158   248,537   6,673,990   793,717   15,406,866
                  ----------  ----------   --------  ----------  ----------  ----------  --------  ----------  --------  -----------


Deductions:

 Benefit Payments    285,008     192,034      7,713     125,350     216,915      13,941     4,803      43,369     8,069      897,202

 Administrative
  Fees                 4,618       2,890        142       2,767       2,336         212       142          91         -       13,198

 Transfers out       616,576     521,075     62,676     610,756   2,227,773     263,507    76,034     408,361   251,257    5,038,015

 Net depreciation          -           -      3,214           -     423,822           -         -           -         -      427,036
                  ----------  ----------   --------  ----------  ----------  ----------  --------  ----------  --------  -----------


 Total deductions    906,202     715,999     73,745     738,873   2,870,846     277,660    80,979     451,821   259,326    6,375,451
                  ----------  ----------   --------  ----------  ----------  ----------  --------  ----------  --------  -----------


 Net additions/
 (deductions)         38,377     (61,403)    54,735   1,529,905     (99,815)    645,498   167,558   6,222,169   534,391    9,031,415


 Net assets
  available for
  benefits,
  beginning
  of year          1,935,213   2,014,409     87,220   2,998,488   7,812,993     908,340   144,391   2,547,974   426,278   18,875,306
                  ----------  ----------   --------  ----------  ----------  ----------  --------  ----------  --------  -----------

 Net Assets
  Available
  for Benefits,
  End of Year     $1,973,590  $1,953,006   $141,955  $4,528,393  $7,713,178  $1,553,838  $311,949  $8,770,143  $960,669  $27,906,721
                  ==========  ==========   ========  ==========  ==========  ==========  ========  ==========  ========  ===========


                                  The accompanying notes are an
                          integral part of the financial statements.

                              GLOBAL MARINE SAVINGS INCENTIVE PLAN
                                  Notes to Financial Statements
                                        December 31, 1996


1.  DESCRIPTION OF THE PLAN

The following brief description of the Global Marine Savings Incentive Plan (the "Plan") is provided for general informational purposes only. For more complete information, participants should refer to the "Savings Incentive Plan" section of the Global Marine Employee Handbook, to the "Information for Participants" document and other documents constituting a prospectus under the Securities Act of 1933, and to the Plan document.

General

The Plan is a defined contribution plan covering all employees of the Plan sponsor, Global Marine Corporate Services Inc. ("GMCSI"), and of each Participating Employer, as defined in the Plan, who are U.S. citizens or resident aliens, have at least one year of service, have completed at least 1,000 hours of service during that year, and are age twenty-one or older. The Plan is subject to the provisions of sections 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986, and the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each participant may elect to defer in any whole percent a portion of his or her compensation for each pay period, from a minimum of one percent to a maximum of six percent, as a pre-tax basic contribution. Each participant may also elect to defer in any whole percent an additional one to nine percent of his or her compensation for each pay period as a pre-tax excess contribution, provided, however, that the combined total of the pre-tax basic contribution and the pre-tax excess contribution cannot exceed fifteen percent of compensation. The employer matches pre-tax basic contributions in an amount equal to 100 percent of the first one percent of compensation contributed, 50 percent of the second one percent of compensation contributed, and 25 percent of each of the next four percentage points of compensation contributed.
The employer does not make a matching contribution on pre-tax excess contributions. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 1996, was $9,500. The amount of a participant's annual compensation which may be taken into account for purposes of determining the amount of the employer match or for any other purpose under the Plan shall not exceed an amount prescribed annually by the Internal Revenue Service ("IRS"). The prescribed amount was $150,000 for 1996. Each participant's employee and employer accounts are fully vested and nonforfeitable at all times, except as noted below.

The amount that can be deferred by any participant who is designated as a highly compensated employee ("HCE") under IRS guidelines may be limited to an amount which is less than the maximum annual deferral amount prescribed by the IRS. Whether or not such limitations are imposed in a given year will depend on whether the Plan passes certain tests with respect to the deferral rates of HCEs in comparison with non-HCEs. Failure to pass these tests may result in the refunding of a portion of each HCE's employee contribution for the year and the inclusion of such amount in his or her taxable income for the year. Any matching employer contribution on such refunded amount will (i) be forfeited by the participant and applied to reduce the employer's matching contribution for the following year, (ii) if so determined by the Compensation Committee of the Board of Directors of Global Marine Inc. ("GMI") and ratified by GMCSI's Board of Directors, be distributed to the participants to whose accounts such excess contributions were originally allocated and included in the participants' taxable earnings for the year, or (iii) be otherwise allocated in a nondiscriminatory manner.

In February 1996 the Plan paid $229,568 to HCEs, consisting of refunds of employee contributions above the limit for 1995 and earnings thereon. There were no employer contributions applicable to the refunded amounts. The Plan was not required to refund any 1996 employee contributions.

Account Valuation and Payment of Benefits

Participant account balances are valued as of the close of each business day. Participants are eligible for a distribution following termination of service, financial hardship, as defined by the Plan, or attainment of age 59-1/2. Participants or beneficiaries will receive their benefits in a single lump-sum distribution. Hardship withdrawals are limited to participant contributions and earnings thereon as of December 31, 1988, plus participant contributions and rollovers made thereafter.

Investment Options

Participants may elect to have their employee and employer contributions invested in one or more of the investment options listed below. Each of the Fidelity funds listed below, with the exception of the Managed Income
Portfolio, is an open-end, diversified management investment company managed by Fidelity Management & Research Company ("FMRC"). The Managed Income
Portfolio is a commingled pool of investments managed by Fidelity Management Trust Company ("FMTC"). The number of participants in each investment option as of December 31, 1996 is noted parenthetically.

      FIDELITY RETIREMENT MONEY MARKET PORTFOLIO - (254) A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity. The fund invests in U.S. dollar-denominated money-market instruments of U.S. and foreign issuers, short-term corporate obligations, U.S. government obligations and certificates of deposit.


      FIDELITY MANAGED INCOME PORTFOLIO - (243) A commingled pool of short- and long-term investment contracts issued by insurance companies, banks or other approved financial institutions managed with the objective of preservation of capital and a competitive level of income over time.
      The average portfolio maturity generally ranges from two to three years.


      FIDELITY INTERMEDIATE BOND FUND - (55) A fixed-income security fund managed with the objective of seeking a high level of current income by investing in investment-grade corporate debt obligations, obligations issued or guaranteed by the U.S. government or any of its agencies and obligations of U.S. banks, including certificates of deposit and bankers' acceptances. The average portfolio maturity ranges from three to ten years. The values of the securities in this fund will vary with interest rates, and the yield will fluctuate with market conditions.

      FIDELITY EQUITY-INCOME FUND - (384) An income-oriented stock fund managed with the objective of achieving yields exceeding the composite yield on securities comprising the Standard and Poor's Composite Stock Price Index of 500 common stocks, with the potential for capital growth. Investments consist primarily of common and preferred stocks and debt obligations convertible into common stocks.

      FIDELITY MAGELLAN FUND - (496) An aggressive stock fund managed with the objective of seeking long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks of both well-known and lesser-known domestic, foreign and multinational companies.

      FIDELITY BLUE CHIP GROWTH FUND - (215) A common stock fund managed with the objective of seeking growth of capital over the long term by investing in a diversified portfolio of common stocks of well-known and established companies. Most of the fund investments are in companies included in the Standard and Poor's Composite Stock Price Index of 500 common stocks or in the Dow Jones Industrial Average.

      FIDELTIY ASSET MANAGER FUND - (65) A fund managed with the objective of seeking a high total return with reduced risk over the long term. The fund invests in a mix of domestic and foreign equities, bonds and short-term debt instruments. The mix is gradually adjusted to respond to changing market conditions. The fund's managers define a neutral mix as 20% of assets in short-term debt instruments, 40% in intermediate to long-term bonds, and 40% in equity securities. The actual range for each category is zero to 70% in short-term debt instruments, 20% to 60% in intermediate- to long-term bonds, and 10% to 60% in equities.

     GLOBAL MARINE INC. STOCK FUND - (278) An unmanaged fund composed solely of common stock of GMI.

Participant Loans

Under the Plan's loan feature, participants may borrow from their accounts by transferring from their fund balances a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their fund balances, excluding amounts invested in the GMI Stock Fund. Participants may initiate one home loan and one general-purpose loan per calendar year but may have only one of each type of loan outstanding at any time. Loan terms range from six months to five years for general-purpose loans and from five to fifteen years for home loans. The loans are collateralized by the balances in the participants' accounts and bear interest at rates determined from time to time by the Plan administrative committee. Interest rates on loans outstanding as of December 31, 1996, ranged from 8-1/4% to 8-3/4%. Principal and interest are paid through monthly payroll deductions. Loan fees are deducted from participant accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan were prepared on an accrual basis in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of asset additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Shares in the funds managed by FMRC and FMTC were valued based on their quoted closing net asset values per share. The shares of GMI common stock were valued at the quoted closing market price per share. Participant loans were valued at cost, which approximated fair value. Purchases and sales of shares were recorded on a trade-date basis.

The net appreciation or depreciation presented in the statement of changes in net assets available for benefits consists of the realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

Custodial and recordkeeping fees charged by FMTC, the Plan trustee, were paid by GMCSI and were not charged to the Plan. Participant loan initiation and maintenance fees were paid by the applicable participant. No charge was made to the Plan for GMCSI's applicable administrative costs.

3.  AMENDMENTS

The first amendment to the Plan, as amended and restated effective October 1, 1995, was adopted May 12, 1997. Under the amendment, which became effective October 1, 1995, the account of each participant who terminates service will be charged an administrative fee, currently $60 per year beginning one year after termination, if the participant does not elect to receive his or her benefits from the Plan. In addition, the amendment added three new investment options, the Fidelity U.S. Equity Index Portfolio, the Fidelity Low-Priced Stock Fund, and the Fidelity Diversified International Fund, effective
January 6, 1997.

4. RELATED PARTY TRANSACTIONS

One of the Plan's fund managers, FMTC, is also the trustee as defined by the Plan. The Plan's other fund manager, FMRC, is an affiliate of FMTC. Therefore, purchases and sales of shares of funds managed by FMTC and FMRC qualify as party-in-interest transactions.

5.  TAX STATUS

The Plan is designed to constitute a qualified plan under section 401(a) of the Internal Revenue Code ("IRC") and is not subject to federal income taxes. The IRS issued its latest determination letter dated March 23, 1994. In the letter, the IRS stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been further amended, the Plan administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                     SUPPLEMENTAL SCHEDULES


                   GLOBAL MARINE SAVINGS INCENTIVE PLAN
      Item 27a - Schedule of Assets Held For Investment Purposes
                       as of December 31, 1996
                                                                       Number
                                                                         of                       Current
  Identity of Issue                   Description                      Shares        Cost (1)      Value
  -----------------                   -----------                      ------        ----         -------

Fidelity Retirement Money Market
   Portfolio                        Money market fund                1,973,590    $ 1,973,590   $ 1,973,590

Fidelity Managed Income             Commingled pool of
  Portfolio                         investment contracts,
                                    issued by banks and
                                    insurance companies              1,953,006      1,953,006     1,953,006

Fidelity Intermediate Bond Fund     Bond fund                           14,083        142,506       141,955

Fidelity Equity-Income Fund         Stock and bond fund                105,729      3,431,087     4,528,393

Fidelity Magellan Fund              Common stock fund                   95,638      6,273,459     7,713,178

Fidelity Blue Chip Growth Fund      Common stock fund                   47,533      1,424,788     1,553,838

Fidelity Asset Manager Fund         Stock, bond, and short-
                                    term instrument fund                18,940        300,337       311,949

GMI Stock Fund                      Shares of GMI common stock         425,219      3,388,824     8,770,143

Participant Loans                   Loans to participants, at annual
                                    rates of interest ranging from
                                    8-1/4% to 8-3/4%                         -              -       960,669
                                                                                  -----------   -----------
                                                                                  $18,887,597   $27,906,721
                                                                                  ===========   ===========


-----------------
(1) Cost was determined based on historical cost. Gain or loss on sale transactions was computed based on average cost.

                   GLOBAL MARINE SAVINGS INCENTIVE PLAN
              Item 27d - Schedule of Reportable Transactions
                   for the Year Ended December 31, 1996

                                                            Purchase     Selling       Cost of       Current        Net Gain
Identity of Party        Description of Asset                 Price        Price         Asset        Value (1)     or (Loss)
-----------------        --------------------               --------     -------       -------       -------        --------

SERIES OF
 TRANSACTIONS:

FMRC (2)            Purchases of Retirement Money
                     Market Portfolio, at various times
                     during the year                          $944,579          N/A          N/A      $944,579            N/A

FMRC (2)            Sales of Retirement Money Market
                     Portfolio, at various times during
                     the year                                      N/A     $925,788     $925,788      $925,788              -

FMRC (2)            Purchases of Equity-Income
                     Fund, at various times during
                     the year                               $1,807,749          N/A          N/A    $1,807,749            N/A

FMRC (2)            Sales of Equity-Income Fund, at
                     various times during the year                 N/A     $773,473     $596,604      $773,473       $176,869

FMRC (2)            Purchases of Magellan Fund,
                     at various times during the year       $2,771,031          N/A          N/A    $2,771,031            N/A

FMRC (2)            Sales of Magellan Fund,
                     at various times during the year              N/A   $2,550,780   $2,128,627    $2,550,780       $422,153

FMTC (2)            Purchases of Managed Income
                     Portfolio, at various times
                     during the year                          $654,597          N/A          N/A      $654,597            N/A

FMTC (2)            Sales of Managed Income Portfolio,
                     at various times during the year              N/A     $735,012     $735,012      $735,012              -

FMRC (2)            Purchases of Blue Chip Growth
                     Portfolio, at various times
                     during the year                          $840,420          N/A          N/A      $840,420            N/A

FMRC (2)            Sales of Blue Chip Growth Portfolio,
                     at various times during the year              N/A     $293,924     $273,950      $293,924        $19,974

FMTC (2)            Purchases of GMI common
                     stock, at various times
                     during the year                        $2,383,214          N/A          N/A    $2,383,214            N/A

FMTC (2)            Sales of GMI common stock,
                     at various times during the year              N/A     $484,166     $268,389      $484,166       $215,777



Normal expenses associated with asset purchases are included in the asset cost and are not disclosed separately. All other required information which is not presented here has been omitted for the reason that such information is not applicable, or can be obtained from information found elsewhere in the financial statements.

----------------
(1) As of transaction date.
(2) Party-in-interest.

                                        SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           GLOBAL MARINE SAVINGS INCENTIVE PLAN


Date: June 27, 1997                        By:  /s/Thomas R. Johnson
                                                ----------------------------
                                           Thomas R. Johnson
                                           Acting Chairman of the Administrative
                                            Committee of the Global Marine
                                             Savings Incentive Plan